UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimberlite Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 2829
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coster 212-389-9435
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttila, P.C.
(Name – *if individual, state last, first, middle name*)

369 Lexintgton Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Coster _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimberlite Advisors, LLC _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

SUZANNE WILLIAMS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WI6233516
Qualified in Kings County
Commission Expires December 27, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kimberlite Advisors, LLC
(SEC I.D. No. 8-40742)

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

December 31, 2019

FILED PURSUANT TO SEC RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Kimberlite Advisors, LLC
Statement of Financial Condition
Filed Pursuant to Rule 17a-5(e)(3)
December 31, 2019

TABLE OF CONTENTS

Index:

RotenbergMeril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kimberlite Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimberlite Advisors, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 1, the Company filed form Broker Dealer Withdrawal ("BDW") on January 24, 2020 with the Securities and Exchange Commission (the "SEC"). The approval of form BDW from the SEC is expected within 60 days from the filing date.

As discussed in Note 2, the Company identified and corrected a payroll allocation from its Parent Company. As a result, due from Parent Company and member's equity increased by $48,000.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
March 2, 2020

1

Kimberlite Advisors, LLC
Statement of Financial Condition
December 31, 2019

Assets

Assets:

Cash and cash equivalents	$	48,434
Due from Parent Company		87,707
Prepaid expenses		6,519
Property and equipment, net of accumulated depreciation and amortization		1,163
Total Assets	$	143,823

Liabilities and Member's Equity

Liabilities:

Accounts payable	$	6,288
Accrued expenses		23,829
Total Liabilities		30,117
Member's Equity		113,706
Total Liabilities and Member's Equity	$	143,823

The accompanying notes are an integral part of these financial statements

Kimberlite Advisors, LLC
Notes to Financial Statements
December 31, 2019

Note 1 – Organization and Basis of Presentation

Kimberlite Advisors, LLC (the "Company" or "KA") was formed on March 5, 2009 as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act (the "Act"), to engage in any activities allowed by the Act. The Company's offices are located in New York, New York. The Company is a single-member limited liability company owned by Kimberlite Group, LLC ("Parent Company").

The Company has filed form Broker-Dealer Withdrawal (BDW) on January 24, 2020 with the U.S. Securities and Exchange Commission ("SEC"). The approval is expected by March 24, 2020, within 60 days from the filing date.

The Company is a broker/dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds or securities. The Company is a merchant banking firm founded by established and seasoned partners in Investment Banking, Legal Structuring, Operations, and Principal Investing.

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

The Parent Company has committed to fully fund the Company, now and in the future through the date of withdrawal, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain financial statement amounts may not add or agree due to rounding.

Prior Period Adjustment

The Company and the Parent Company operate under an Expense Sharing Agreement ("Agreement"). Under the provision of the Agreement, the Parent Company allocates to the Company its portion of certain expense incurred, which were paid by the Partner Company and for which the Company received benefit. After the issuance of the Company's 2018 financial statements, the Parent Company identified certain compensation to its members that were reclassified to distributions. As such, the company's share of such compensation totaling $48,000 was incorrectly allocated to the Company in 2018. As a result, such allocation was reversed and due from the Parent Company and member's equity increased by $48,000 as of January 1, 2019.

Note 2 – Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost and are being depreciated and amortized using the straight-line method over the estimated useful lives of the assets, which range between 3 and 7 years. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue recognition under the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers" ("ASC 606"). Recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

In addition, the standards require disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

Refer to Note 3 "Revenue from Contracts with Customers" for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Accounts Receivable

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. At December 31, 2019, there is no balance recorded in the account for allowance for doubtful accounts.

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

Note 2 – Summary of Significant Accounting Policies (Continued)

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Parent Company and accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years 2016 through 2019 for the Parent Company are open for examination by the U.S. federal, state and local tax authorities.

Note 3 – Revenue from Contracts with Customers

Kimberlite Advisors, LLC earns revenue from providing advisory services in connection with a transaction performed in accordance with the underlying advisory contracts. Service fee income from the engagement is recognized at a point in time when the related transaction is completed. Fees received prior to the completion of the transaction are recognized over time using a time elapsed measure of progress for the related services performed when they relate to a distinct service and performance obligation separate from the transaction. Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. The Company recognizes a receivable between the date of the completion of the milestone and payment by the customer.

Disaggregation of Revenue

During the year ended December 31, 2019, service fee income consisted of advisory fees of $40,000 and transaction success fees of $8,100 within service fee income on the Statement of Operations. The Company's interest income is outside the scope of revenue from contracts with customers.

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Advisory fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are variable based on the contingent transaction and not included in the transaction price at December 31, 2019.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment.

Contract Costs

Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when

those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3)are expected to be recovered. These contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses are presented net of all reimbursements. As of December 31, 2019 there were no capitalized contract costs.

Note 4 – Property and Equipment, net

Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2019 are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Computer equipment and software	3 Years	$ 29,954
Furniture and fixtures	7 Years	12,343
Total, at cost		42,297
Less: accumulated depreciation and amortization		41,135
Net		$ 1,163

Depreciation and amortization expense for the year ended December 31, 2019 was $1,919.

Note 5 – Concentrations of Credit Risk

For the year ended December 31, 2019, revenue from two customers represented approximately 83% of total revenue, and totaled approximately $40,000.

During the year, the Company has maintained deposits with its financial institutions below the insured amounts. The Company has not incurred any losses on these accounts. At December 31, 2019, the cash balance was below the insured amounts.

Note 6 – Related Party Transactions

Parent Company:

The Company and its Parent Company entered into the Agreement, dated November 1, 2014, which has subsequently been amended. Under the provisions of this agreement, the Parent Company allocates to the Company its portion of certain expenses incurred during 2019, which were paid by the Parent Company and for which the Company received a benefit. The Parent Company allocated $61,014 of these expenses to the Company during the year ended December 31, 2019 and the expenses are recorded in the general and administrative, occupancy and equipment rental, and technology, communication and information services expense on the Statement of Operations.

Note 6 – Related Party Transactions (Continued)

In addition to the allocation per the Agreement, the Parent Company also allocated $948 in direct cost, which was recorded in various expense accounts.

During the year ended December 31, 2019, the Parent Company contributed capital by forgiving allocated expenses in the amount of $69,940.

As discussed in Note 2, compensation totaling $48,000 was incorrectly allocated to the Company in 2018. Such amount was reversed as of January 1, 2019.

The Company and the Parent Company jointly entered into advisory service agreement with a third party. The Parent Company collected service fees totaling $25,000 on behalf of the Company.

Due from Parent Company as of December 31, 2019 consists of the following

	Amount
Opening balance	$ 48,000
Advisory service fees	25,000
Other	14,707
Total due from Parent Company	87,707

Kimberlite Holdings, Inc. ("Holdings):

Effective April 1, 2015, an affiliated entity, Kimberlite Holdings, Inc. ("Holdings") was formed to administer all personnel related costs of the Company and its affiliates, and Holdings was added to the Agreement on April 1, 2017 to account for allocations of personnel expenses. Holdings allocates to the Company its portion of personnel expenses incurred, which were paid by Holdings and for which the Company received a benefit. The Company reimburses Holdings for the personnel costs each pay period. Holdings allocated $106,899 in compensation and benefits expense to the Company during the year ended December 31, 2019, there was no balance owed to Holdings.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the Company to maintain the minimum Net Capital of the greater of $5,000 or 6-2/3% Aggregate Indebtedness of $30,117 and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $18,317, which was $13,317 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 164% as of December 31, 2019.

Note 8 – Commitments and Contingencies

Contractual Arrangements

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Rent Allocation

On July 31, 2015 the Parent Company entered into a five year non-cancelable sublease effective September 1, 2015 for an office space. Rent expense is allocated to the Company by the Parent Company as per the Agreement. Rent expense allocated to the Company included in the Statement of Operations for the year ended December 31, 2019 was $29,835.

Legal Proceedings

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through March 2, 2020, the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.